      CUSIP NO.  382410843                                                                           Page 1 of 17

                                                UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

                                                 SCHEDULE 13D

                                  Under the Securities Exchange Act of 1934

                                              (Amendment No. )*

                                        GOODRICH PETROLEUM CORPORATION

                                               (Name of Issuer)

                                   Common Stock, par value $0.01 per share

                                        (Title of Class of Securities)

                                                  382410843

                                                (CUSIP Number)

                                                  Maria Gray

                                         Vice President and Secretary

                                           Franklin Resources, Inc.

                                             One Franklin Parkway

                                           San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                         (Name, Address and Telephone Number of Person Authorized to

                                     Receive Notices and Communications)

                                                October 12, 2016

                           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO.  382410843                                                                           Page 2 of 17

      1.     NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,426,496 [1]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             72.9% [2]

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

[1]   Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

    410,156 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[2]   The percent was calculated by taking the amount in Row (11) and dividing it by the sum of (1) 5,757,500 shares of common stock issued by the Issuer to prior second lien noteholders on a pro rata basis, (2) 728,261 shares of common stock issued under its management incentive plan,(3) 546,875 shares of common stock issuable on the exercise of warrants held by the Reporting Persons and (4) 410,156 shares of common stock issuable on the conversion of debt securities held by the Reporting Persons; each of these securities was issued pursuant to the Issuer’s Amended Joint Plan of Reorganization,

    which became effective on October 12, 2016.

      CUSIP NO.  382410843                                                                           Page 3 of 17

      1.     NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,426,496 [3]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             72.9% [4]

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[3]  Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

   410,156 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[4]  The percent was calculated by taking the amount in Row (11) and dividing it by the sum of (1) 5,757,500 shares of common stock issued by the Issuer to prior second lien noteholders on a pro rata basis, (2) 728,261 shares of common stock issued under its management incentive plan,(3) 546,875 shares of common stock issuable on the exercise of warrants held by the Reporting Persons and (4) 410,156 shares of common stock issuable on the conversion of debt securities held by the Reporting Persons; each of these securities was issued pursuant to the Issuer’s Amended Joint Plan of Reorganization,

   which became effective on October 12, 2016

      CUSIP NO. 382410843                                                                            Page 4 of 17

      1.     NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,426,496 [5]

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             72.9% [6]

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

[5]   Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

    410,156 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[6]  The percent was calculated by taking the amount in Row (11) and dividing it by the sum of (1) 5,757,500 shares of common stock issued by the Issuer to prior second lien noteholders on a pro rata basis, (2) 728,261 shares of common stock issued under its management incentive plan,(3) 546,875 shares of common stock issuable on the exercise of warrants held by the Reporting Persons and (4) 410,156 shares of common stock issuable on the conversion of debt securities held by the Reporting Persons; each of these securities was issued pursuant to the Issuer’s Amended Joint Plan of Reorganization,

   which became effective on October 12, 2016.

      CUSIP NO.  382410843                                                                             Page 5 of 17

      1.     NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO, WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             5,426,4961

      8.     SHARED VOTING POWER

              0

      9.     SOLE DISPOSITIVE POWER

             5,426,496 [7]

      10.    SHARED DISPOSITIVE POWER

              0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,426,4961

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             72.9% [8]

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

[7]   Includes 546,875 shares of Common Stock issuable on the exercise of warrants as described in Item 6 and includes

    410,156 shares of common stock issuable on conversion of debt securities(as computed under Rule 13d‑3(d)(1)(i)).

[8]   The percent was calculated by taking the amount in Row (11) and dividing it by the sum of (1) 5,757,500 shares of common stock issued by the Issuer to prior second lien noteholders on a pro rata basis, (2) 728,261 shares of common stock issued under its management incentive plan,(3) 546,875 shares of common stock issuable on the exercise of warrants held by the Reporting Persons and (4) 410,156 shares of common stock issuable on the conversion of debt securities held by the Reporting Persons; each of these securities was issued pursuant to the Issuer’s Amended Joint Plan of Reorganization,

    which became effective on October 12, 2016.

      CUSIP NO. 382410843                                                                            Page 6 of 17

Item 1. Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of GOODRICH PETROLEUM CORPORATION a Delaware  corporation (the "Issuer"). The Issuer’s principal executive offices are located at 801 Louisiana, Suite 700, Houston, Texas, 77002.

      Item 2. Identity and Background

(a), (f)  This Schedule 13D is being filed by Charles B. Johnson (“C. Johnson”), Rupert H. Johnson, Jr. (“R. Johnson, Jr.”), Franklin Resources, Inc., a Delaware corporation (“FRI”) and Franklin  Advisers, Inc., a California corporation (“FAV,” and together with C. Johnson and R. Johnson, Jr., the “Reporting Persons”), a wholly owned subsidiary of FRI. C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and serves on the Board of Directors of FAV. C. Johnson and R. Johsnon, Jr. are citizens of the United States.

(b)   The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906.  The directors and principal executive officers of FRI and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit A.

(c)  The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of FAV is to act as an investment adviser. The principal businesses of C. Johnson and R. Johnson, Jr. are listed on Exhibit A.

(d)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

As described in Item 4 herein, on the Effective Date (as defined below), pursuant to the Plan (as defined below) the Old Secured Notes (as defined below) held by the Funds (as defined below) were cancelled and the Issuer issued to the Funds an aggregate of 4,469,465 Shares in exchange for such Old Secured Notes.  No borrowed funds were used to purchase the Shares.

The funds used to purchase the Notes and Warrants were provided out of the working capital of the following funds, each managed by FAV: (a) Franklin High Income Fund, as series of Franklin High Income Trust, an investment company registered under the Investment Company Act of 1940 and (b) FT Opportunistic Stress Fund, Ltd., a Cayman Islands company.

      Item 4.  Purpose of Transaction

On April 15, 2016, the Issuer and certain of its subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code.  On August 18, 2016, the Bankruptcy Court entered a written order confirming the Debtors’ First Amended Joint Plan of Reorganization (as amended, modified, or supplemented from time to time, the “Plan”). On October 12, 2016 (the “Effective Date”), the Plan became effective and the Debtors emerged from reorganization proceedings under the United States Bankruptcy Code.

On the Effective Date, by operation of the Plan, (a) the Issuer’s old common stock, par value $0.20 per share, and other equity interests existing immediately prior to the Effective Date were deemed surrendered and cancelled and (b) the Issuer’s 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032, 8.875% Senior Notes due 2019, 8.00% Second Lien Senior Secured Notes due 2018, 5.00% Convertible Exchange Senior Notes due 2032 and 8.875% Second Lien Senior Secured Notes due 2018 (together with the 8.00% Second Lien Senior Notes due 2018, the “Old Secured Notes”), were deemed surrendered and cancelled.  Holders of the Old Secured Notes received, in exchange for the surrender and cancellation of such Old Secured Notes, their pro rata share of approximately 72.9% of the Issuer’s new common stock issued and outstanding pursuant to the Plan as of the Effective Date, subject to dilution. Accordingly, the Old Secured Notes held by the certain funds and accounts managed by FAV (collectively, the “Funds”) were exchanged for an aggregate of 4,469,465 Shares. The Issuer will issue an additional 117,500 Shares under the Plan to the Issuer’s former unsecured noteholders and former holders of general unsecured claims.

In accordance with the Plan and the Notes Purchase Agreement (defined below), FAV was issued 10-year costless warrants (the “Warrants”)to purchase 546,875 Shares and $8,750,000 principal amount of 13.50% Convertible Second Lien Senior Secured Notes due 2019 (the “Notes”) on the Effective Date. The Notes are convertible at the option of the holders at any time prior to the scheduled maturity date, at a conversion rate equal to approximately 0.046875 Shares per dollar of principal amount, provided that no fractional shares will be issued upon conversion.

CUSIP NO.  382410843                                                                             Page 7 of 17

The Shares issued to the Funds on the Effective Date and any Shares issued to the Funds upon the exercise of Warrants or the conversion of Notes will be held for investment purposes.

Under the Plan, FAV was entitled to designate three members of the Issuer’s board of directors (the “Board”) upon its emergence from reorganization proceedings. FAV appointed Ronald F. Coleman, K. Adam Leight and Thomas M. Souers. The Board consists of three classes of directors. Until the date that FAV and its affiliates collectively cease to hold at least 10.0% of the outstanding Shares, FAV will be entitled to designate a replacement of any of its designated directors that resigns, dies or is otherwise unable to serve as a director for any reason and will be entitled to designate three nominees to serve as the Class II Directors. The Board (or an authorized Board committee) will nominate such nominees for election to the Board.

None of the directors appointed by FAV is affiliated with the Reporting Persons or their affiliates, and no such director is a representative of, reports to, or provides information to, any of such persons.  FAV’s decision as to whether to vote for any such director when such director next stands for election will be based on the same factors as it considers for any director that was not originally designated to serve on the board by FAV.

Additionally on the Effective Date, the Issuer entered into (1) a registration rights agreement with FAV under which it agreed to file with the Securities and Exchange Commission (the “SEC”) within 60 days following the Effective Date a registration statement for the offer and resale of the Shares, (2) a registration rights agreement with FAV, among others, under which it agreed to file with the SEC within 120 days following the Effective Date a registration statement for the offer and resale of the Notes and (3) a registration rights agreement with FAV, among others, under which it agreed to file with the SEC within 120 days following the Effective Date a registration statement for the offer and resale of the Warrants. Each of these registration rights agreements are further described in Item 6.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  FAV intends to review the Funds’ investment in the Issuer on a continuing basis and will continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Shares, Warrants and Notes monetary and stock market conditions, and other further developments relating to the Issuer and the Shares, Warrants and Notes and participate in meetings or hold discussions with the Issuer’s management, other stockholders, and others, regarding the operations, assets, capital structure, or the Funds’ investment in the Issuer.  Such discussions may relate to one or more of the transactions specified in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may determine to acquire additional Shares, Warrants, Notes or other securities of the Issuer through open market purchases, in privately negotiated transactions or otherwise, or to dispose of all or part of the Shares, Warrants or Notes in one or more transactions through the open market, in privately negotiated transactions or otherwise. FAV may, on behalf of the Funds, exercise any and all rights as a stockholder of the Issuer in a manner consistent with such equity interests or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice. There can be no assurance, however, that FAV or any Reporting Person will take any such actions.  The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any other transaction which the Reporting Persons believe could enhance stockholder value.

       Item 5.  Interest in Securities of the Issuer

(a-b) The Shares may be deemed to be beneficially owned by FAV for purposes of Rule 13d-3 under the Act in their capacity as the investment advisers to the Funds pursuant to investment management contracts that grant them investment and/or voting power.  When an investment management contract (including a sub-advisory agreement) delegates to an investment management subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the investment management subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, FAV, as an investment management subsidiary, reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.

Beneficial ownership by FRI and the investment management subsidiaries, including FAV, is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI, are exercised independently from FRI, the investment management subsidiaries and their other affiliates. Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and FRI and its other affiliates of information that relates to the voting and investment powers over the securities owned by their investment management clients.  Consequently, FMA, on the one hand, and FRI and its other affiliates, on the other hand, report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

CUSIP NO. 382410843                                                                   Page 8 of 17

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  FRI, the Principal Shareholders and FAV disclaim any pecuniary interest in any of the Shares, Warrants and Notes.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Shares, Warrants or Notes.

FRI, the Principal Shareholders and FAV believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares, Warrants and Notes held by any of them or by any persons or entities for whom or for which FAV provides investment management services.

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)	Sole power to vote or to direct the vote of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	5,426,496

(ii)	Shared power to vote or to direct the vote of the Shares:	0

(iii)	Sole power to dispose or to direct the disposition of the Shares:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	5,426,496

(iv)	Shared power to dispose or to direct the disposition of the Shares:	0

      (c)     Other than the acquisition of the Shares, Warrants and Notes pursuant to the Plan as described in

              Items 3 and 4, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Shares, Warrants or Notes during the past sixty days.

      (d)     Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 2,303,000 Shares, or 30.9%, the Franklin High

              Income Fund, a series of Franklin High Income Trust, an investment company registered under the

              Investment Company Act of 1940, has an interest in 1,971,593 Shares(which includes 515,625 Warrants and

              386,718 Shares issuable on conversion of debt securities), or 26.5%, and the Franklin High

              Yield Fund, a sub-fund of Franklin Templeton Investment Funds, a Luxembourg registered SICAV has an interest 575,750 Shares, or 7.7% of the class of securities reported herein.

      (e)     Not applicable

CUSIP NO.  382410843                                                                      Page 9 of 17

     Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

              Issuer

  The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

            FAV may, from time to time, in the ordinary course of business, including as investment advisor, (a) be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer (the “Contracts”), and/or (b) buy, sell and/or hold debt securities of the Issuer, which, in each of (a) and (b), may be significant in amount. The profit, loss and/or return on such Contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Person disclaims any beneficial ownership in the securities that may be referenced in such Contracts.

             Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

             Franklin Registration Rights Agreement

             On the Effective Date, the Issuer and FAV, as investment manager on behalf of certain funds and accounts,  entered into a registration rights agreement (the “Franklin Registration Rights Agreement”), pursuant to which the Issuer agreed to file with the SEC within 60 days after the Effective Date a registration statement for a shelf registration for the offer and resale of all Registrable Securities (as defined in the Franklin Registration Rights Agreement) held by Franklin, on a delayed or continuous basis.

             At any time during the Shelf Period (as defined in the Franklin Registration Rights Agreement), the certain holders may request, to sell all or any portion of their Registrable Securities (as defined in the

             Franklin Registration Rights Agreement) in an underwritten offering that is registered, subject to certain restrictions. The Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification.

             The foregoing description of the Franklin Registration Rights Agreement is qualified in its entirety by reference to such Franklin Registration Rights Agreement, a copy of which is filed herewith as Exhibit

             J and is incorporated herein by reference.

             Notes Purchase Agreement and Indenture

             On the Effective Date, the Issuer and certain subsidiaries entered into a purchase agreement (the “Notes Purchase Agreement”) with FAV, as investment manager on behalf of certain funds and accounts, and other purchasers party thereto (collectively with FAV, the “Purchasers”), in connection with the issuance of $40.0 million aggregate principal amount of Notes.

             The Notes were issued pursuant to and are governed by the Indenture (the “Indenture”), dated as of the Effective Date, among the Issuer, as issuer, the Subsidiary Guarantor (as defined in the Indenture), and

             Wilmington Trust, National Association, as trustee and collateral agent (the “Trustee”). The Notes are guaranteed on a senior secured basis by the Subsidiary Guarantor.

             At any time until maturity at the election of the holder, the Notes are convertible at the conversion rate, which is the sum of the outstanding principal amount of Notes to be converted, including any accrued and unpaid interest, divided by the conversion price, which shall initially be $21.3333, subject to certain adjustments as described in the Indenture.

             The Notes mature on August 30, 2019, or such later date as set forth in the Notes, but in no event later than March 30, 2020. The Notes bear interest at the rate of 13.50% per annum, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. The Issuer may elect to pay all or any portion of interest in kind on the then outstanding principal amount of the Notes by increasing the principal amount of the outstanding Notes or by issuing additional Second Lien Notes (“PIK Interest Notes”). The PIK Interest Notes will not be convertible.

             The foregoing description of the Notes Purchase Agreement, Indenture and Notes is qualified in its entirety by reference to the Notes Purchase Agreement and Indenture, copies of which are filed herewith as

             Exhibit E and Exhibit F and are incorporated herein by reference.

CUSIP NO.  382410843                                                                      Page 10 of 17

             Notes Registration Rights Agreement

             On the Effective Date, FAV entered into a registration rights agreement with the Issuer and other Purchasers (the “Notes Registration Rights Agreement”), pursuant to which the Issuer agreed to file with the SEC within 120 days following the Effective Date, a shelf registration statement for the offer and resale of the Notes (and Shares issued upon the conversion of the Notes) held by certain holders that duly request inclusion in such registration statement within 45 days of the Effective Date. The holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Notes Registration Rights Agreement. Under their underwritten offering registration rights, the holders may request to sell all or any portion of their Registrable Securities (as defined in the Notes

             Registration Rights Agreement) in an underwritten offering that is registered, subject to certain restrictions. The Notes Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification.

             The foregoing description of the Notes Registration Rights Agreement is qualified in its entirety by reference to the Notes Registration Rights Agreement, a copy of which is filed herewith as Exhibit G and is incorporated herein by reference.

             Warrant Agreement and Warrant Registration Rights Agreement

             On the Effective Date, the Issuer issued Warrants to the Purchasers that are exercisable for a ten-year period commencing on the Effective Date at an exercise price of $0.01 per share pursuant to a warrant agreement between the Issuer and American Stock Transfer & Trust Company, LLC, as warrant agent.

             On the Effective Date, FAV entered into a registration rights agreement with the Issuer and other Purchasers (the “Warrant Registration Rights Agreement”), pursuant to which the Issuer agreed to file with the

             Securities and Exchange Commission within 120 days following the Effective Date, a shelf registration statement for the offer and resale of the Warrants held by certain holders that duly request inclusion in such registration statement within 45 days of the Effective Date. The holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Warrant

             Registration Rights Agreement. Under their underwritten offering registration rights, the holders may request to sell all or any portion of their Registrable Securities (as defined in the Warrant Registration

             Rights Agreement) in an underwritten offering that is registered, subject to certain restrictions. The Warrant Registration Rights Agreement contains other customary terms and conditions, including, without limitation, provisions with respect to blackout periods and indemnification.

             The foregoing description of the Warrant Agreement and the Warrant Registration Rights Agreement is qualified in its entirety by reference to the Warrant Agreement and the Warrant Registration Rights

             Agreement, copies of which are filed herewith as Exhibit H and Exhibit I and are incorporated herein by reference.

      Item 7. Material to Be Filed as Exhibits

      Exhibit A: Principal Executive Officers and Directors of FRI (filed herewith)

      Exhibit B: Joint Filing Agreement, dated as of October 24, 2016 (filed herewith)

      Exhibit C: Limited Powers of Attorney (filed herewith)

      Exhibit E: Note Purchase Agreement, dated as of October 12, 2016, by and among Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C., as subsidiary guarantor and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of the Issuer filed on October 14, 2016)

      Exhibit F: Indenture, dated as of October 12, 2016, by and between Goodrich Petroleum Corporation, Goodrich Petroleum Company, L.L.C., as the Subsidiary Guarantor, and Wilmington Trust, National Association, as trustee and collateral agent, relating to the 13.50% Convertible Second Lien Senior Secured Notes due 2019 (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of the Issuer filed on October 14, 2016)

      Exhibit G: Registration Rights Agreement, dated as of October 12, 2016, by and among Goodrich Petroleum Corporation and the Holders party thereto, relating to the 13.50% Convertible Second Lien Senior Secured Notes due 2019 (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on October 14, 2016)

      Exhibit H: Warrant Agreement, dated as of October 12, 2016, by and between Goodrich Petroleum Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K of the Issuer filed on October 14, 2016)

CUSIP NO.  382410843                                                                      Page 11 of 17

      Exhibit I: Registration Rights Agreement, dated as of October 12, 2016, by and among Goodrich Petroleum Corporation and the Holders party thereto, relating to the Warrants (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K of the Issuer filed on October 14, 2016)

      Exhibit J: Registration Rights Agreement, dated as of October 12, 2016, by and among Goodrich Petroleum Corporation and Franklin Advisers, Inc., on behalf of certain funds and accounts under its management (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K of the Issuer filed on October 14, 2016)

                                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: October 24, 2016

       Franklin Resources, Inc.

       Charles B. Johnson

       Rupert H. Johnson, Jr.

       Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Maria Gray

     Vice President and Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

                         Franklin Income Fund

Franklin High Income Trust on behalf of

                         Franklin High Income Fund

Franklin Templeton Investment Funds on behalf of

                       Franklin High Yield Fund

By:   /s/KIMBERLY H. NOVOTNY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Kimberly H. Novotny

      Vice President and Assistant Secretary of Franklin Custodian Funds

      Vice President and Assistant Secretary of Franklin High Income Trust

      Attorney in Fact for Franklin Templeton Investment Funds pursuant to a Limited Power of Attorney attached to this Schedule 13G

      CUSIP NO. 382410843                                                                            Page 12 of 17

                                                EXHIBIT A

      PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

    Except where otherwise noted, each of the individuals named below is a citizen of the

    United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani	Co-President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	Co-President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Peter K. Barker	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, SRI International	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles E. Johnson	Director, FRI; Founder and Managing Member, Tano Capital, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Executive Chairman and Director, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Executive Vice President – General Counsel and Corporate Affairs, The Clorox Company	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Vice Chairman, Florida East Coast Industries, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

      CUSIP NO.  382410843                                                                             Page 13 of 17

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward B. Jamieson	President and Chief Investment Officer and a Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Madison S. Gulley	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Christopher J. Molumphy	Executive Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV: Franklin Advisers, Inc.

     One Franklin Parkway

     San Mateo, CA  94403 1906

     An investment adviser registered with the SEC and investment manager or sub adviser to a number of U.S.

     registered open end and closed end investment companies in the Franklin Templeton Group of Funds,

     non U.S. investment funds and private client accounts.

      CUSIP NO.  382410843                                                                             Page 14 of 17

                                                  EXHIBIT B

                                            JOINT FILING AGREEMENT

      In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of October 24, 2016.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Maria Gray

     Vice President and Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

     Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

                         Franklin Income Fund

Franklin High Income Trust on behalf of

                         Franklin High Income Fund

Franklin Templeton Investment Funds on behalf of

                       Franklin High Yield Fund

By:   /s/KIMBERLY H. NOVOTNY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

      Kimberly H. Novotny

      Vice President and Assistant Secretary of Franklin Custodian Funds

      Vice President and Assistant Secretary of Franklin High Income Trust

      Attorney in Fact for Franklin Templeton Investment Funds pursuant to a Limited Power of Attorney attached to this Schedule 13G

CUSIP NO.  382410843                                                                       Page 15 of 17

                                                 EXHIBIT C

                                         LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this      30th      day of          April        , 2007

                                                                        /s/Charles B. Johnson

                                                                        Signature

                                                                        Charles B. Johnson

                                                                        Print Name

   CUSIP NO.  382410843                                                                    Page 16 of 17

                                          LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney‑in‑fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys‑in‑fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this         25th         day of      April         , 2007

                                                                     /s/ Rupert H. Johnson, Jr.

                                                                     Signature

                                                                     Rupert H. Johnson, Jr.

                                                                     Print Name

CUSIP NO.  382410843                                    13G                                Page 17 of 17

                                     LIMITED POWER OF ATTORNEY

                                                FOR

                                 SECTION 13 REPORTING OBLIGATIONS

              Know all by these presents, that we Franklin Templeton Investment Funds (the

      “Issuer”). an entity organized and existing in the Grand Duchy of Luxembourg and having our registered office at 8A rue Albert Borschette, L-1246 Luxembourg, in the person of Gregory Johnson and Vijay Advani, Directors of the Issuer, hereby makes, constitutes and appoints each of Lori Weber and Kimberly Novotny, each acting individually as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)   prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any national securities exchanges and Franklin Resources, Inc.,

      a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)   perform any and all other acts which in the discretion of such attorney‑in‑fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

              The undersigned acknowledges that:

      (1) this Limited Power of Attorney authorizes, but does not require, each such attorney‑in‑fact to act in their discretion on information provided to such attorney‑in‑fact without independent verification of such information;

      (2) any documents prepared and/or executed by either such attorney‑in‑fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney‑in‑fact, in his or her discretion, deems necessary or desirable;

      (3) neither the Reporting Entity nor either of such attorneys‑in‑fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the

      Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite,

      necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney‑in‑fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney‑in‑fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this    13th      day of     October   , 2015.

                                                  For and on behalf of

                                                         Franklin Templeton Investment Funds

                                                                          /s/Gregory Johnson

                                                                                    Director

                                                                             /s/Vijay Advani

                                                                                    Director